UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)
     of the Securities Exchange Act of 1934 or Suspension of Duty to File
                  Reports Under Sections 13 and 15(d) of the
                       Securities Exchange Act of 1934

                       Commission File Number 001-12846


                                   PROLOGIS
            (Exact name of registrant as specified in its charter)


                             14100 East 35th Place
                            Aurora, Colorado 80011
                                (303) 375-9292
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


    Series E Cumulative Redeemable Preferred Shares of Beneficial Interest
           (Title of each class of securities covered by this Form)


Common Shares of Beneficial Interest, par value $0.01 per share; Series C Cumulative Redeemable Preferred Shares of Beneficial Interest; Series D Cumulative Redeemable Preferred Shares of Beneficial Interest; Series A Junior Participating Preferred Shares
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     [X]            Rule 12h-3(b)(1)(ii)     [ ]
    Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(2)(i)      [ ]
    Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(ii)     [ ]
    Rule 12g-4(a)(2)(ii)    [ ]            Rule 15d-6               [ ]
    Rule 12h-3(b)(1)(i)     [X]


         Approximate number of holders of record as of the certification or
notice date:      0
             ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, ProLogis has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 1, 2003                       PROLOGIS



                                          By:  /s/ Edward S. Nekritz
                                              --------------------------------
                                              Edward S. Nekritz
                                              Managing Director and Secretary